Interim Consolidated Financial Statements of

ADVANCED PROTEOME
THERAPEUTICS CORPORATION
(a development stage company)
(Expressed in U.S. Dollars)

THREE MONTHS ENDED OCTOBER 31, 2007 AND 2006

Unaudited – prepared by management

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

INTERIM CONSOLIDATED BALANCE SHEETS
Unaudited – prepared by management
(Expressed in U.S. Dollars)

As at	October 31,	July 31,
	2007	2007

ASSETS

Current
Cash and cash equivalents	$3,319,103	$1,307,176
Receivables	29,408	29,408
Prepaid expenses	7,174	21,459
Total current assets	3,355,685	1,358,043

Equipment (Note 6)	239,019	258,357

Total assets	$3,594,704	$1,616,400

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$79,999	$28,553

Due to related party (Note 12)	147,421	145,652
	227,420	174,205

Non-controlling interest (Note 4)	435,508	538,202

Shareholders’ equity
Capital stock (Note 9)
Authorized: No maximum number of common shares, without par value
Issued: 70,984,461 (July 2007 – 56,167,714) common shares	12,379,724	10,236,085
Contributed surplus	1,044,445	948,761
Deficit	(10,492,393)	(10,280,853)

Total shareholders’ equity	2,931,776	903,993

Total liabilities and shareholders’ equity	$3,594,704	$1,616,400

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 8)
Subsequent events (Note 13)

On behalf of the Board:
(Signed) “Alexander Krantz” Director	(Signed) “Russell E. Phares” Director

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
Three months ended October 31, 2007 and 2006

			Note 4
	October 31,	October 31,	Cumulative -
	2007	2006	October 25,
			2006 to
			October 31,
			2007

Revenues
Other income	$15,083	$100	$73,941

Operating expenses
Amortization of equipment	19,338	144	49,094
Bank charges	364	-	798
Consulting	-	9,279	29,516
General and administration	5,351	3,897	46,536
Foreign exchange	(44,752)	-	(59,117)
Insurance	13,473	-	40,686
Interest expense	1,794	-	10,695
Investor relations	16,357	-	25,857
Professional fees	68,471	32,432	146,620
Regulatory filings	3,389	15,774	27,740
Rent	18,750	4,030	65,053
Shareholder information	-	8,969	-
Stock based compensation	95,684	-	472,592
Supplies	18,935	-	91,069
Travel and entertainment	4,309	-	27,313
Write off of patent applications and technology (Note 3)	-	-	1,077,669
Wages and benefits	107,854	-	408,356

	329,317	74,525	2,460,477

Net loss for the period before non-controlling interest	(314,234)	(74,425)	(2,386,536)

Non-controlling interest	102,694	-	365,147

Net loss for the period	$(211,540)	$(74,425)	$(2,021,389)

Basic and diluted loss per common share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding – basic and
diluted	58,331,994	28,510,514

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management
(Expressed in U.S. Dollars)
Three months ended October 31, 2007 and 2006

			Note 4
	October 31,	October 31,	Cumulative -
	2007	2006	October 25,
			2006 to
			October 31,
			2007

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year	$(211,540)	$(74,425)	$(2,021,390)
Items not affecting cash:
Amortization of equipment	19,338	144	49,094
Non-controlling interest	(102,694)	-	(365,146)
Stock based compensation	95,684	-	472,592
Write off of patent applications and technology	-	-	1,077,669
Changes in non-cash working capital items:
Decrease (increase) in receivables	-	75,516	83,428
(Increase) decrease in prepaid expenses	14,285	(737)	(5,917)
(Decrease) increase in accounts payable and accrued liabilities	51,446	130,429	(187,630)
Net cash flows provided by (used in) operating activities	(133,481)	130,927	(897,300)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Increase in deferred costs	-	22,092	-
Proceeds from amount due to related party	1,769	-	3,443
Issuance of common shares	2,143,639	2,167,071	4,785,481
Share issuance costs	-	(382,986)	(382,986)
Net cash flows provided by financing activities	2,145,408	1,806,177	4,405,938

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Net cash received on acquisition of APTI, net of cash paid (Note 4)	-	38,957	38,957
Demand promissory note advanced	-	(44,204)	(44,204)
Purchase of equipment	-	-	(285,603)
Net cash flows used in investing activities	-	(5,247)	(290,850)

Change in cash during the period	2,011,927	1,931,857	3,217,788

Cash and cash equivalents, beginning of period	1,307,176	101,315	101,315

Cash and cash equivalents, end of period	$3,319,103	$2,033,172	$3,319,103

Consisting of:
Cash	$949,736	$2,025,827	$949,736
Certificates of deposit	2,369,367	7,345	2,369,367
Cash and cash equivalents, end of year	$3,319,103	$2,033,172	$3,319,103

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Unaudited – prepared by management
(Expressed in U.S. Dollars)
Three months ended October 31, 2007 and 2006

	Share Capital
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance, July 31, 2007	56,167,714	$10,236,085	$948,761	$(10,280,853)	$903,993

Issue of common shares for cash
pursuant to the exercise of
warrants	14,816,747	2,143,639	-	-	2,143,639
Stock based compensation	-	-	95,684	-	95,684
Net loss	-	-	-	(211,540)	(211,540)

Balance, October 31, 2007	70,984,461	$12,379,724	$1,044,445	$(10,492,393)	$2,931,776

	Share Capital
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance, July 31, 2006	26,507,297	$8,101,117	$505,236	$(8,384,873)	$221,480
Issue of common shares and
warrants for cash pursuant to a	25,000,000	2,224,207	-	-	2,224,207
private placement

Issue of agents warrants	-	-	85,000	-	85,000
Issue of common shares as a
finders’ fee	500,000	44,484	-	-	44,484
Share issuance costs	-	(569,606)	-	-	(569,606)
Net loss	-	-	-	(74,425)	(74,425)

Balance, October 31, 2006	52,007,297	$9,800,202	$590,236	$(8,459,298)	$1,931,140

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the acquisition of Advanced Proteome Therapeutics, Inc. (“APTI”) effective on October 25, 2006 (Note 4). The result was the Company acquired a 56% interest in APTI for consideration of $2,045,254 USD ($2,300,000 Cdn, which was the exchange rate at the date of the transaction).

APTI is a biotechnology company founded to develop and commercialize a platform that is intended to use advanced protein modification technologies to create proprietary human protein pharmaceuticals with enhanced therapeutic properties.

These Interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company generated operating losses in the fiscal years ended July 31, 2007 and 2006. The application of the going concern concept is dependent on the Company’s ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. The Interim consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	October 31,	July 31,
	2007	2007

Working capital	$3,128,265	$1,329,490
Deficit	(10,492,393)	(10,280,853)

Basis of presentation and consolidation

ThrillTime Entertainment International Inc. (“ThrillTime”) exchanged all of its shares for shares of its wholly-owned subsidiary, Advanced Proteome Therapeutics Corporation. As a result, the Company was identified as the acquirer and ThrillTime became a wholly owned subsidiary of the Company. These Interim consolidated financial statements include the accounts of the Company, 100% of ThrillTime, incorporated in British Columbia, Canada and its 56% owned subsidiary, APTI, incorporated under the laws of the State of Delaware, U.S.A. All significant inter-company transactions have been eliminated on consolidation.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of Interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are classified as cash equivalents.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Lab equipment	Declining balance basis at 30% per annum
Office equipment	Declining balance basis at between 20% and 30% per annum
Computer equipment	Declining balance basis at 30% per annum

Deferred costs

Costs related to raising capital or acquiring a business such as corporate finance costs, legal fees and sponsorship fees are recognized as a capital transaction or included in the cost of an acquired business and allocated to acquired net assets. Such costs are deferred until the corresponding transaction is complete. If the corresponding transaction is abandoned, the related costs are written off in the statement of operations.

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar. Transactions denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings. Note that the Company’s stock is traded on the TSX Venture Exchange and therefore stock prices are quoted in Canadian dollars.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Long lived assets

Long-lived assets, including equipment and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exc eeds its fair value. No impairment was recorded for the three months ended October 31, 2007 nor for the year ended July 31, 2007.

Patent applications and technology

The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs which meet generally accepted criteria, including reasonable assurance regarding recoverability, are deferred and amortized from the beginning of commercial production. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future cash flows from commercialization of the associated products to determine if there has been an impairment in the recoverable amount.

When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period, which is reported in U.S. Dollars. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

3.	PATENT APPLICATION AND TECHNOLOGY

Since there is insufficient evidence to indicate reasonable assurance that the costs incurred to date will be recoverable and the potential for the technology to generate revenues for the Company involves risks and uncertainties which are difficult to predict, as at July 31, 2007, the asset has been written off.

4.	BUSINESS COMBINATION AND NON-CONTROLLING INTEREST

Effective October 25, 2006 the Company acquired 56% of the outstanding common shares of APTI for consideration in the amount of $2,045,254 USD ($2,300,000 Cdn, which was the exchange rate at the date of the transaction), comprising a cash payment of $1,779,518 USD ($2,000,000 Cdn) and the conversion of a demand promissory note (Note 5) in the amount of $265,736 USD ($300,000 Cdn).

The acquisition has been accounted for by the purchase method and the operations of APTI have been included in the consolidated financial statements from the date of acquisition. Since APTI is a development stage company, the Company is required to disclose cumulative results in the statements of operations and cash flows from the date of acquis ition.

The purchase price was allocated as follows:

Cash	$2,084,211
Equipment	396
Accounts receivable	86,250
Patent applications and technology	1,077,669
Accounts payable and accrued liabilities	(83,495)
Promissory note payable	(176,760)
Due to related party (Note 14)	(142,363)
Non-controlling interest	(800,654)
$2,045,254

Non-controlling interest

Non-controlling interest at carrying amount of net assets acquired	$(800,654)
Non-controlling share of loss	262,452
Balance as at July 31, 2007	(538,202)

Non-controlling share of loss	102,694

Balance as at October 31, 2007	$435,508

Subsequent Subscriptions

Subsequent to the issuance of the APTI shares, pursuant to the business combination, the number of is sued and outstanding shares of APTI shall at all times equal the number of issued and outstanding shares of APTC.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

5.	DEMAND PROMISSORY NOTE

On May 25, 2006, the Company entered into a letter of intent with APTI, which was completed on October 25, 2006 (Note 4). Pursuant with the letter of intent the Company agreed to loan APTI up to $300,000 Cdn. As at July 31, 2006 the demand promissory note of $132,556 USD ($150,000 Cdn) was advanced to APTI, bore interest at 1% per annum, and was secured by a promissory note. The note was convertible to 4,000,000 shares of APTI subject to certain conditions. As at October 25, 2006 a further $44,204 USD ($50,000 Cdn) and $88,976 USD ($100,000 Cdn) was advanced and the note was applied to the purchase price of the acquisition of APTI (Note 4).

6.	EQUIPMENT

		Accumulated	Net
October 31,2007	Cost	Amortization	Book Value

Lab equipment	$275,207	$46,134	$229,073
Office equipment	16,028	14,568	1,460
Computer equipment	10,793	2,307	8,486
	$302,028	$63,009	$239,019

		Accumulated	Net
July 31,2007	Cost	Amortization	Book Value

Lab equipment	$275,207	$27,560	$247,647
Office equipment	16,028	14,492	1,536
Computer equipment	10,793	1,619	9,174
	$302,028	$43,671	$258,357

7.	SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in the United States.

8.	COMMITMENTS AND CONTINGENCIES

The Company is committed to lease a premise at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, with an option to extend the lease for 1 additional year.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

9.	CAPITAL STOCK

Share issuances

Concurrent with, and as a condition precedent to a plan of arrangement On October 25, 2006, the Company completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 Cdn per unit for gross proceeds of $2,224,207 USD ($2,500,000 Cdn). Each unit is comprised of one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 Cdn per share for a period of one year. A cash commission of 8% ($177,936 USD) was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing. The agent was also issued 3,440,367 agent’s warrants for its services at a value of $85,000 USD, exercisable into one common share of the Company at a price of $0.10 Cdn per unit for a period of one year. The fair value of these warrants issued has been estimated as of the date of grant using the Black-Scholes warrants valuation model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 60% and expected term of 1 year. The Company paid $35,590 USD ($40,000 Cdn) in expenses relating to this transaction and issued 500,000 common shares of the Company as sponsorship fees at a value of $ 0.10 Cdn per share ($44,484 USD ($50,000 Cdn)). Legal and audit fees incurred to complete this transaction totaled $169,459 USD ($190,500 Cdn).

As at July 31, 2006 the Company had incurred $57,271 USD of deferred costs in connection with these transactions.

During the year ended July 31, 2007 the Company received proceeds of $252,167 USD ($296,667 Cdn) from the exercise of 2,966,667 warrants at a price of $0.10 Cdn per share and $125,687 USD ($138,750 Cdn) from the exercise of 925,000 warrants at a price of $0.15 Cdn per share. The Company also received proceeds of $11,281 USD ($11,875 Cdn) from the exercise of 118,750 agent’s warrants at $0.10 Cdn per share.

During the year ended July 31, 2006 Company received $28,500 USD ($30,000 Cdn) from the exercise of 150,000 stock options at a price of $0.20 Cdn per share.

During the three months ended October 31, 2007 the Company received proceeds of $1,795,670 USD ($1,724,270 Cdn) from the exercise of 11,495,130 warrants at a price of $0.15 Cdn per share. The Company also received proceeds of $347,968 USD ($332,162 Cdn) from the exercise of 3,321,617 agent’s warrants at $0.10 Cdn per share.

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 7,098,446 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant), subject to a minimum price of Cdn $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

9.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Stock option transactions and the number of share options outstanding are summarized as follows:

			Weighted
			Average
	Number		Exercise
	Of Options		Price

Balance, July 31, 2006	Nil	$	Nil
Granted and expiring on or before February 26, 2012	4,300,000		$0. 20	Cdn
Forfeited during fiscal 2007	(50,000)		(0.20	) Cdn
Exercised during fiscal 2007	(150,000)		(0.20	) Cdn
	4,100,000		$0. 20	Cdn
Granted and expiring on or before April 10, 2012	300,000		$0. 30	Cdn
Granted and expiring on or before June 18, 2012	300,000		$0. 41	Cdn
Granted and expiring on or before July 10, 2012	370,000		$0. 35	Cdn
Balance, July 31, 2007 and October 31, 2007	5,070,000		$0. 21	Cdn

During fiscal 2007 the Company granted incentive stock options to directors, officers, employees and consultants to purchase up to an aggregate of 4,300,000 common shares exercisable on or before February 16, 2012 at a price of $0.20 Cdn per share. 1,900,000 of these stock options vested immediately. Of the remaining 2,400,000 stock options, 800,000 vest annually over the next three years. During fiscal 2007, 150,000 of these options were exercised and 50,000 forfeited. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

9.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The Company granted additional incentive stock options to directors, officers and employees to purchase up to an aggregate of 300,000 common shares exercisable on or before April 10, 2012 at a price of $0.30 Cdn per share. 25% vested immediately and the balance vest at a rate of 25% annually over the next three years. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

The Company granted additional incentive stock options to consultants to purchase up to an aggregate of 300,000 common shares exercisable on or before June 18, 2012 at a price of $0.41 Cdn per share. 25% of these vest three months from the grant date and the balance vest at a rate of 25% every three months thereafter. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.6%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

The Company granted additional incentive stock options to directors, officers, employees to purchase up to an aggregate of 370,000 common shares exercisable on or before July 10, 2012 at a price of $0.35 Cdn per share. 25% vested immediately and the balance vest at a rate of 25% annually over the next three years. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.6%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

For the fiscal year ended July 31, 2007 the Company recorded a total of $376,908 USD ($435,498 Cdn) in stock based compensation expense related to stock options in the consolidated statement of operations.

For the three months ended October 31, 2007 the Company recorded a total of $95,684 USD ($106,906 Cdn) in stock based compensation expense related to stock options in the interim consolidated statement of operations.

Warrants and option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX-V).

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

9.	CAPITAL STOCK (cont’d…)

Warrants

As at October 31, 2007 the following warrants were outstanding:

			Weighted
			Average
	Number		Exercise
	Of Warrants			Price

Issued pursuant to private placement, expiring October 24, 2007	12,500,000		$0.15	Cdn
Less warrants exercised in fiscal 2007	(925,000)		$(0.15)	Cdn
Balance July 31, 2007	11,575,000		$0.15	Cdn
Less warrants exercised on or before October 24, 2007	(11,495,130)		$(0.15)	Cdn
Expired as of October 24, 2007	(79,870)		$(0.15)	Cdn
Balance October 31, 2007	Nil	$		Nil

Agents warrants, expiring October 24, 2007	3,440,367		$0.10	Cdn
Less warrants exercised in fiscal 2007	(118,750)		$(0.10)	Cdn
Balance July 31, 2007	3,321,617		$0.10	Cdn
Less warrants exercised on or before October 24, 2007	(3,321,617)		$(0.10)	Cdn
Balance October 31, 2007	Nil	$		Nil

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	October 31,		October 31,
	2007		2006

Interest paid	$1,794	$	Nil

The significant non-cash transactions for the three months ended October 31 2006 consisted of:

a)	The issuance of 500,000 common shares valued at $44,484 USD ($50,000 Cdn) as a sponsor fee relating to the private placement of 25,000,000 units.

b)	The issuance of 3,440,367 agent’s warrants valued at $ 85,000 USD ($95,540 Cdn) for services related to the private placement of 25,000,000 units.

There were no significant non-cash transactions for the three months ended October 31, 2007.

11.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, demand promissory note, accounts payable and accrued liabilities and due to related party, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to currency risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

12.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

During the three months ended October 31, 2007 the Company paid or accrued $Nil (2006 - $9,279) to a director and officer for consulting services.

The amount due to related party of $147,421 (July 31, 2007: $145,632) is due to the non-controlling interest and bears interest at 5.0% per annum. The amount is due December 31, 2008 and includes interest accrued of $5,896. During the fiscal year ended July 31, 2007, interest of $7,076 was paid in cash.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(a development stage company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management
(Expressed in U.S. Dollars)
October 31, 2007

13.	SUBSEQUENT EVENTS

There were no reportable significant subsequent events.

14.	COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the financial statement presentation adopted for the current period.